Filed by Envista Holdings Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Danaher Corporation

Commission File No.: 001-08089

Envista To File Registration Statement In Connection With Danaher Exchange Offer Announcement

FAQ’s

1. What is the exchange offer that has been announced?

The exchange offer or tender offer gives the option for Danaher shareholders to exchange shares of their Danaher common stock for shares of Envista common stock currently held by Danaher. You can find more information here.

2. Where can I find more information on the exchange offer and who may participate?

You can find more information here.

3. How am I impacted by this tender offer?

This exchange offer may impact you as an Envista employee. Read on for further information.

If you own Danaher common stock in a brokerage account or other investment account (including shares acquired from RSUs that have vested):

•	You have the choice to participate in the exchange offer

•	You will receive additional information from your bank or broker explaining the exchange offer and the actions you need to take if you wish to opt-in

If you participate in the US 401(k) plan:

•

Immediately following the completion of the split-off, you will begin to participate in the Envista 401(k) and future contributions will go into this plan instead of the Danaher 401(k). Details of how your contribution and investment elections will transition will be provided separately.

•	After the split-off, the Danaher stock fund in the Envista 401(k) plan will be frozen. You will have the option to continue to invest in Danaher shares in your Fidelity BrokerageLink account.

•

Your balances in the Danaher 401(k) plan will transition to the Envista 401(k) plan at the end of the year and will appear in your Fidelity account on January 2, 2020. Details of how your balances will transition will be provided separately.

Note also that, if you hold shares in the Danaher stock fund, you have the choice to participate in the exchange offer. You will receive additional information from Fidelity explaining the exchange offer and the actions you need to take.

If you are a Danaher equity award holder (unvested RSUs, unvested stock options, and/or vested, unexercised stock options):

•	Your Danaher equity awards will convert to Envista equity awards upon completion of the offering.

•	Please refer to the separate email sent today for details on the conversion process.

If you hold Danaher shares in a non-qualified retirement plan, such as EDIP, DCP/ECP:

•	Your Danaher stock fund balance will convert to an Envista stock fund balance upon completion of the offering.

•	Please refer to the separate email sent today for details on the conversion process.

4. Does this in any way change our strategy?

No, there is no change to Envista’s overall strategy or your operating company strategy as a result of this transaction.

5. Why has Danaher decided to separate Envista from Danaher through the Exchange Offer?

Danaher has decided to commence the Exchange Offer to complete the Separation of Danaher’s dental business now owned by Envista from Danaher’s remaining businesses in a tax-efficient manner, with the goal of enhancing stockholder value and better positioning Danaher to focus on its core businesses.

Danaher believes that the Separation and the Exchange Offer will, among other things, (a) create a fully independent company, Envista, focused exclusively on the dental business, which can pursue future business initiatives, including acquisitions and other capital investments, without the influence of a controlling stockholder, (b) create a widely held, publicly traded equity security linked only to the performance of the dental business, rather than together with Danaher’s other businesses, which can be used efficiently to attract, retain and incentivize employees of the dental business and to pursue attractive acquisition and capital raising opportunities, and (c) enhance the capital markets efficiency of Danaher Common Stock by eliminating a non-core business which investors may not appropriately value when assessing Danaher’s business operations.

6. What typically happens to the stock price (of Envista) in a split off transaction?

In the short term, share prices can be volatile but our long-term success and creation of shareholder value will be based on how well we execute our strategy.

7. What is the main way that the relationship between Envista and Danaher will change after the Exchange Offer is completed?

Following the completion of the Exchange Offer, Danaher will no longer have any ownership interest in Envista. Envista will be able to pursue its own initiatives, regardless of whether those initiatives are consistent with Danaher’s strategy, subject to certain continuing agreements with Danaher.

FORWARD-LOOKING STATEMENTS

This communication contains certain statements about Danaher Corporation (“Danaher”) and Envista Holdings Corporation (“Envista”) that are forward-looking statements. Forward-looking statements are based on current expectations and assumptions regarding Danaher’s and Envista’s respective businesses, the economy and other future conditions. In addition, the forward-looking statements contained in this communication may include statements about the expected effects on Danaher and Envista of the exchange offer, the anticipated timing and benefits of the exchange offer, Danaher’s and Envista’s anticipated financial results, and all other statements in this communication that are not historical facts.

Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and are detailed more fully in Danaher’s and Envista’s respective periodic reports filed from time to time with the Securities and Exchange Commission (the “SEC”), the registration statement on Form S-4 and Form S-1 filed by Envista (the “Registration Statement”), including a prospectus (the “Prospectus”) forming a part thereof, the tender offer statement on Schedule TO filed by Danaher (the “Schedule TO”) and other exchange offer documents filed by Envista or Danaher, as applicable, with the SEC. Such uncertainties, risks and changes in circumstances could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither Danaher nor Envista undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances, except to the extent required by applicable securities laws. Investors should not put undue reliance on forward-looking statements.

ADDITIONAL INFORMATION

This communication is for informational purposes only and is neither an offer to sell or the solicitation of an offer to buy any securities nor a recommendation as to whether investors should participate in the exchange offer. The offer will be made solely by the Prospectus. The Prospectus contains important information about the exchange offer, Danaher, Envista, and related matters, and Danaher will deliver the Prospectus to holders of Danaher common stock. Investors and security holders are urged to read the Prospectus and any other relevant documents filed with the SEC, when they become available and before making any investment decision, because they contain important information about Danaher, Envista and the exchange offer. None of Danaher, Envista, or any of their respective directors or officers makes any recommendation as to whether investors should participate in the exchange offer.

Envista has filed with the SEC the Registration Statement, including the Prospectus forming a part thereof, and Danaher has filed with the SEC the Schedule TO, which contain important information about the exchange offer. Holders of Danaher common stock may obtain copies of the Prospectus, the Registration Statement, the Schedule TO, other related documents, and any other information that Danaher and Envista file electronically with the SEC free of charge at the SEC’s website at www.sec.gov.